Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126833

THE IMMUNE RESPONSE CORPORATION

SUPPLEMENT TO PROSPECTUS DATED AUGUST 3, 2005

This Supplement No. 3, dated February 16, 2007, supplements certain information contained in our prospectus dated August 3, 2005 (the “Prospectus”). This supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

RECENT DEVELOPMENTS

On February 15, 2007, we issued the following press release relating to a clinical trial in our HIV program:

The Immune Response Corporation’s Interim Phase II Data Suggest Both REMUNE and IR103 Stabilize CD4+ Cell Counts in Drug-Naive HIV Patients

- Vaccines’ Ability to Strengthen Key Elements of the Immune System Holds Promise for New Approach to HIV Treatment -

The Immune Response Corporation (OTC Bulletin Board: IMRP) today announced preliminary Phase II study results suggesting that both REMUNE® and IR103, its first and second generation HIV vaccine candidates, stabilize CD4+ T-cell counts compared with placebo in HIV patients who have not started antiretroviral (ARV) therapy. The 36-week data are from a year-long multi-center safety and immunogenicity study expected to conclude in 2008.

CD4+ T-cells, also known as helper T-cells, are key elements of the immune system and are specifically attacked and killed by the HIV virus. CD4+ count is a critical marker of HIV disease progression that is used in clinical decision-making. Unlike currently available drugs that attack the virus, REMUNE® and IR103 are designed to stimulate the body’s own immune system to better fight the virus by boosting T-cell activity.

“What is important and encouraging here is that the stabilization of CD4+ counts mirrors what we observed in an earlier 28-week study, presented last year at the Conference on Retroviruses and Opportunistic Infections, and suggests that this effect is reproducible and can be sustained for at least 36 weeks,” said Dr. Joseph O’Neill, President and CEO of The Immune Response Corporation. “IRC is committed to rigorous science and we look forward to the full 52-week trial results to help inform our future planning.”

The goal of The Immune Response Corporation’s research program is to deliver important clinical advances for patients suffering from devastating diseases. The Company’s investigational vaccines for HIV and multiple sclerosis are highly targeted, potentially less toxic medicines that seek to harness the body’s own defenses to control and prevent disease. This approach may prove valuable in the discovery of novel immune-based therapies for a host of autoimmune and infectious diseases.

The concept of an immune based treatment for HIV, pioneered by REMUNE®, has attracted the interest of researchers, physicians, and patients around the world. Immune Responses’ approach, which uses a whole-inactivated virus, may offer particular advantages in that it exposes the immune system to all of the core HIV proteins. “These data lend credence to the hypothesis that exposing HIV infected patients to an inactivated form of HIV, together with an appropriate adjuvant, could stimulate HIV specific immune responses and thereby prevent or retard further decline in immune function,” said Dr. Peter Salk, a member of the Company’s Scientific Advisory Board. “Should this approach to HIV treatment ultimately demonstrate clinical benefit it would be of great importance in the global fight against the HIV/AIDS pandemic.”

About the Study

The trial (IR103-112) is a randomized, double-blind, multi-center safety study being conducted in Italy. The objective of the study is to examine the safety and the ability of REMUNE® and various doses of IR103 to generate HIV-specific immune responses in antiretroviral-naïve HIV infected subjects compared to placebo.

Patients in this interim analysis received either REMUNE® (n=10), IR103 0.1 mg (n=11), IR103 0.5 mg (n=11), IR1031.0 mg (n=11), or saline (n=12) every 12 weeks via intramuscular injection. CD4+ cell counts were measured at baseline and at weeks 4, 12, 24 and 36. While the data will not be statistically analyzed until completion of the trial, the data show a trend toward stabilization of CD4+ count in the immunized patients as compared to placebo at weeks 24 and 36.

No substantive difference in effect on CD4+ count was seen between REMUNE® and IR103 and no impact on viral load was detected at this point in the trial as compared to placebo.

Immunologic results from this initial cohort of 55 patients will be analyzed when they complete 52 weeks in the study. These data are expected to be submitted for presentation at a medical congress in mid 2007.

About The Immune Response Corporation

The Immune Response Corporation (OTC Bulletin Board: IMRP, formerly IMNR) is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. The Company’s lead immune-based therapeutic product candidates are NeuroVax(TM) for the treatment of multiple sclerosis (MS) and REMUNE® and IR103 for the treatment of HIV infection. These therapies are in Phase II clinical development and are designed to stimulate disease pathogen-specific immune responses aimed at slowing or halting the rate of disease progression.

NeuroVax(TM), which is based on the Company’s patented T-cell receptor (TCR) peptide vaccine technology, has shown potential clinical value in the treatment of relapsing forms of MS. NeuroVax(TM) has been shown to stimulate strong, disease-specific cell-mediated immunity in nearly all patients treated and appears to work by enhancing levels of FOXP3+ Treg cells that are able to down regulate the activity of pathogenic T-cells that cause MS. Increasing scientific findings have associated diminished levels of FOXP3+ Treg cell responses with the pathogenesis and progression of MS and other autoimmune diseases such as rheumatoid arthritis (RA), psoriasis and Crohn’s disease. In addition to MS, the Company has open Investigational New Drug Applications (IND) with the FDA for clinical evaluation of TCR peptide-based immune-based therapies for RA and psoriasis.

REMUNE® and IR103 are based on the Company’s patented, whole-inactivated virus technology, co-invented by Dr. Jonas Salk and indicated to be safe and immunogenic in extensive clinical studies of REMUNE®, the Company’s first generation HIV product candidate. IR103 is a second-generation formulation that combines its whole-inactivated antigen with a synthetic Toll-like receptor (TLR-9) agonist designed to create enhanced HIV-specific immune responses. The Company is currently testing REMUNE® and IR103 in two Phase II clinical studies as a first-line treatment for drug-naive HIV-infected individuals not yet eligible for antiretroviral therapy according to current medical guidelines.

NeuroVax(TM), REMUNE® and IR103 are in clinical development by The Immune Response Corporation and are not approved by any regulatory agencies in any country at this time. Please visit The Immune Response Corporation at www.imnr.com for additional information.

This news release contains forward-looking statements. Forward-looking statements are often signaled by forms of words such as should, could, will, might, plan, projection, forecast, expect, guidance, potential and developing. Actual results could vary materially from those expected due to a variety of risk factors, including whether the Company will continue as a going concern and successfully raise proceeds from financing activities sufficient to fund operations and additional clinical trials of NeuroVax(TM), REMUNE® or

IR103, the uncertainty of successful completion of any such clinical trials, the fact that the Company has not succeeded in commercializing any drug, the risk that NeuroVax(TM), REMUNE® or IR103 might not prove to be effective as either a therapeutic or preventive vaccine, whether future trials will be conducted and whether the results of such trials will coincide with the results of NeuroVax(TM), REMUNE® or IR103 in preclinical trials and/or earlier clinical trials. A more extensive set of risks is set forth in The Immune Response Corporation’s SEC filings including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2005, and its subsequent Quarterly Reports filed on Form 10-Q. The Company undertakes no obligation to update the results of these forward-looking statements to reflect events or circumstances after today or to reflect the occurrence of unanticipated events.

REMUNE® is a registered trademark of The Immune Response Corporation. NeuroVax(TM) is a trademark of The Immune Response Corporation.

3